Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

Piper Sandler & Co.

1251 Avenue of the Americas, 6th Floor

New York, New York 10022

February 19, 2021

VIA EMAIL & EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:   USHG Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-252802)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representatives of any other underwriters, hereby joins the request of USHG Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on February 23, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 12, 2021:

(i)	Dates of distribution: February 22, 2021

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses expected furnished to underwriters, dealers, institutions and others: approximately 2,500

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC PIPER SANDLER & CO.

Acting severally on behalf of themselves and the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

Piper Sandler & Co.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

[Signature Page to Acceleration Request Letter]